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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 12 2003
DIVISION OF MARKET REGULATION

SECURITIES ... SSION

03054314

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5-1-01 (MM/DD/YY) AND ENDING 4-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MODERN INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23482 PERALTA DR #B-1
(No. and Street)

LAGUNA HILLS (City) CA (State) 92653 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALDEN E. ANDREW (949)837-0517
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITTENBERG & WITTENBERG
(Name — if individual, state last, first, middle name)

767 S. SUNSET AVE #6 (Address) WEST COVINA (City) CA (State) 91790 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALDEN E. ANDREW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MODERN INVESTMENT CORPORATION, as of APRIL 30, 2002, 19XXXXX are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

J. K. NOBBE
COMM. #1260416
Notary Public California
ORANGE COUNTY
My Commission Exp. 5/8/04

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MODERN INVESTMENT CORPORATION

FINANCIAL STATEMENTS
AS OF APRIL 30, 2002

TOGETHER WITH AUDITORS' REPORT

WITTENBERG & WITTENBERG,
CERTIFIED PUBLIC ACCOUNTANTS, INC.

WITTENBERG & WITTENBERG
CERTIFIED PUBLIC ACCOUNTANTS, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO MODERN INVESTMENT CORPORATION:

We have audited the balance sheet of Modern Investment Corporation (a California Corporation) as of April 30, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Modern Investment Corporation as of April 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules entitled "Statement of Changes in Liabilities Subordinated to Claims of General Creditors", "Computation for Determination of Reserve Requirements for Broker Dealers under Rule 15c-3-3", and "Computation of Net Capital Under SEC Rule 15c-3-1" are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

WITTENBERG & WITTENBERG,
CERTIFIED PUBLIC ACCOUNTANTS, INC.

West Covina, California
May 21, 2002

MODERN INVESTMENT CORPORATION

BALANCE SHEET

APRIL 30, 2002

ASSETS

Current assets:	
Cash and equivalents	$2,888
Certificate of deposit (maturing October, 2002)	10,000
Commissions receivable	35
Prepaid insurance	181
Prepaid Franchise taxes	800
Total current assets	13,904
Office equipment, net of accumulated depreciation of $2,282	0
Total assets	$13,904

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Commissions payable	$0
Income taxes payable	0
Total current liabilities	0
Shareholder's equity:	
Capital stock, par value $1.00, 200,000 shares authorized, 1,000 shares issued & outstanding	$1,000
Paid-in capital	4,000
Retained earnings	8,904
Total shareholder's equity	13,904
Total liabilities and shareholder's equity	$13,904

The accompanying notes are an integral part of these financial statements.

MODERN INVESTMENT CORPORATION
STATEMENT OF OPERATIONS

FOR THE YEAR ENDED APRIL 30, 2002

REVENUES:	
Commissions earned	$20,130
Interest and other income	303
Other income	0

	20,433
OPERATING EXPENSES:	
Sales commissions	1,199
Taxes and licenses	113
Insurance	331
NASD and SIPC fees	731
Accounting & legal fees	910
Management fees	16,199

	19,483

NET (LOSS) PROFIT BEFORE TAXES	950
PROVISION FOR INCOME TAXES	800

NET INCOME (LOSS)	$150
	==========

The accompanying notes are an integral part of these financial statements.

MODERN INVESTMENT CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED APRIL 30, 2002

	Common Shares Outstanding	Capital Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, April 30, 2001	1,000	$1,000	$4,000	$8,754	$13,754
Net loss for the year ended April 30, 2002				150	150
Balance, April 30, 2002	1,000	$1,000	$4,000	$8,904	$13,904

The accompanying notes are an integral part of these financial statements.

MODERN INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 30, 2002

OPERATING ACTIVITIES:	
Net income	$150
Changes in operating assets and liabilities:	
Receivables	(35)
Prepaid insurance	(31)
Payables	0
Net cash flows from operating activities	84
INVESTING ACTIVITIES:	
Decrease in investment in certificates of deposit	0
Net cash flows from investing activities	0
Net cash flows from all activities	84
Cash and equivalents, beginning of year	2,804
Cash and equivalents, end of year	$2,888
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$0
Income taxes paid	$800

The accompanying notes are an integral part of these financial statements.

MODERN INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:
For purposes of the statement of cash flows, the Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Property, plant and equipment:
Office equipment was depreciated over a five-year life, using a declining-balance method.

The Company follows the policy of capitalizing expenditures that significantly increase the life of the related assets and charging maintenance and repairs to expense. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in income.

Revenue recognition:
New sales commission revenues are recognized on a trade date basis. "Trail commissions", which collections are not determined by the Company, are recorded when received.

2. RELATED PARTY TRANSACTIONS

The Company's sole shareholder earns commissions by brokering securities transactions for the Company. During fiscal 2002, the Company paid or accrued $698 in commissions to such shareholder for such services.

The Company occupies space leased by the sole shareholder on a rent-free basis. In addition, certain administrative services and facilities costs are provided by the sole shareholder at no cost to the Company.

During fiscal 2002, the sole shareholder charged the Company $16,199 for management services provided.

3. INCOME TAXES

The provision for income taxes for fiscal 2002 consisted of the following:

Federal taxes	$0
California franchise taxes	800

Total	$800
	==========

4. MINIMUM NET EQUITY REQUIREMENTS:

As a broker–dealer subject to the Securities and Exchange Commission's rules and regulations, the Company must maintain certain minimum net equity levels, generally equal to the greater of one–half of the Company's aggregate indebtedness, or $5,000. At April 30, 2002 the Company was in compliance with such requirements.

5. DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

The commissions receivable reflect broker's commissions earned through the sale of mutual funds, annuities, and limited partnership investments. Such receivables are paid to the Company by the respective investment companies, and are not generally subject to risks related to uncollectibility. The related commissions payable to brokers are generally paid once the related receivables have been collected. In general, the commissions receivable and payable are settled within 30 days of the trade date.

MODERN INVESTMENT CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
APRIL 30, 2002

NO SUBORDINATED LIABILITIES.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15c-3-3 APRIL 30, 2002

The registrant is exempt from the requirements of Rule 15c-3-3 pursuant to a k(2)(a) exemption, in that the registrant clears all of its customers' transactions through a bank in which it has established a special account for exclusive benefit of customers and registrant does not handle any customer funds or securities.

MODERN INVESTMENT CORPORATION
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c-3-1
APRIL 30, 2002

SHAREHOLDER'S EQUITY:	
Paid-in capital	$5,000
Retained earnings	8,904
Total	13,904
Less haircut adjustment for:	
Certificates of deposit	(38)
Non-allowable assets	(981)
ADJUSTED NET EQUITY	12,885
LESS: MINIMUM CAPITAL REQUIREMENTS ($5,000 OR 1/2 OF AGGREGATE INDEBTEDNESS, WHICHEVER IS GREATER)	5,000
EXCESS EQUITY	$7,885
AGGREGATE INDEBTEDNESS AS OF APRIL 30, 2002	$0

The net capital and excess equity amounts shown above, of $12,885 and $7,885 respectively, are identical to the amounts shown in the Company's Focus report as of April 30, 2002.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission (or other designated regulatory organization and other regulatory agencies which rely on Rule 17a–5(j) under the Securities and Exchange Act of 1934) and should not be used for any other purpose.

WITTENBERG & WITTENBERG,
CERTIFIED PUBLIC ACCOUNTANTS, INC.

West Covina, California
May 21, 2002